[redacted]

07024413

25 May 2007

SUPPL

Securities & Exchange Commission
Division of C[illegible]
Room 3094 [illegible]
450 Fifth S[illegible]
Washingt[illegible]

Dear Sirs

Re :
[illegible] ation Berhad

We enclose herewith a copy of the General Announcement dated 25 May 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

BEST AVAILABLE COPY

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/14

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

LION INDUSTRIES CORPORATION BERHAD (415-D)
. A Member of The Lion Group

29 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2007 JUN 13 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 28 May 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period; and

2) General Announcement dated 28 May 2007, Re: Compliance with the Securities Commission's condition on Lion Industries Corporation Berhad to ensure Lion Forest Industries Berhad meets its public shareholding spread requirement pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **25/05/2007 18:21:10**
Reference No **LI-070525-8DE0C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Cheng Sin Yeng	25.05.2007	2.01	26,300	*
Ho Yun Tong	25.05.2007	2.05	5,500	*
Lu Chin Siong Dominic	25.05.2007	2.04	15,800	*
Yasmin Weili Tan Binti Abdullah	25.05.2007	2.05	5,000	*

* Less than 0.01%

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

25 MAY 2007

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 28/05/2007 06:26:50 PM
Reference No LI-070528-9626A

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Chung Chee Tam	25.05.2007	2.00	15,800	*
Pang Fook Fah	25.05.2007	2.03	24,500	*

* Less than 0.01%

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 MAY 2007

Form Version 2 0

General Announcement

Submitted by OT_K & N KENANGA on 05/28/2007 05:15:47 PM
Reference No O&-070528-48536

Submitting Merchant Bank (if applicable)	:	KENANGA INVESTMENT BANK BERHAD (formerly known as K&N Kenanga Bhd)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	Suzanne Ong/Yee Wei Li
* Designation	:	Assistant Manager/Executive

* Type : ● Announcement Reply to query

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB" OR THE "COMPANY")

COMPLIANCE WITH THE SECURITIES COMMISSION'S CONDITION ON LICB TO ENSURE LION FOREST INDUSTRIES BERHAD MEETS ITS PUBLIC SHAREHOLDING SPREAD REQUIREMENT PURSUANT TO PARAGRAPH 8.15(1) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("LISTING REQUIREMENTS") ("PUBLIC SHAREHOLDING SPREAD REQUIREMENT")

* **Contents :-**

We refer to the condition imposed by the Securities Commission ("SC") on LICB dated 9 July 2002, whereby LICB is required to ensure that Lion Forest Industries Berhad ("LFIB") comply with the Public Shareholding Spread Requirement (the "SC's Condition") and LFIB's announcement dated 24 May 2007 in relation to the public shareholding spread of LFIB ("Announcement").

As stated in the Announcement, Bursa Malaysia Securities Berhad ("Bursa Securities") had, vide its letter dated 24 May 2007, approved LFIB's application to Bursa Securities, in accordance with Practice Note No 19/2006 of the Listing Requirements for Bursa Securities to accept a lower percentage of public shareholding spread for LFIB at 20% of LFIB's issued and paid-up share capital as compliance with paragraph 8 15(1) of the Listing Requirements

In connection thereto, Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) ("KIBB), on behalf of LICB, is pleased to announce that the SC's Condition has been satisfied accordingly.

This announcement is dated 28 May 2007

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END